UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39566

GOLDMINING INC.

(Translation of registrant’s name into English)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

EACH OF EXHIBIT 99.1 AND EXHIBIT 99.2 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-255705), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project Antioquia, Republic of Colombia, dated February 24, 2023, for GoldMining Inc.

99.2	NI 43-101 Mineral Resource Estimate for the Whistler Project dated January 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

Date: February 28, 2023	By:	/s/ Pat Obara
	Name:	Pat Obara
	Title:	Chief Financial Officer